

May 17, 2013

<u>Via E-mail</u>
Jack Rabin
Chief Financial Officer
XFormity Technologies, Inc.
4100 Spring Valley Road, Suite 800
Dallas, TX 75244

   Re: **XFormity Technologies, Inc.**
       Preliminary Proxy Statement on Schedule 14A
       Filed January 16, 2013
       File No. 000-23391

Dear Mr. Rabin:

   Based on the representations in your letter dated March 4, 2013 that you will not pursue the transaction you disclose in the Schedule 14A, we have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Maryse Mills-Apenteng

               Maryse Mills-Apenteng
               Special Counsel